5/14/02


02036505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2002

HYDRO ONE INC.

(Translation of Registrant's Name Into English)

483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M56 2P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐ No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.
(Registrant)

Date May 14, 2002

By __________
Name: Beth Summers
Title: Director, Corporate Financial Policy And Reporting

Hydro One first quarter results in line with expectations

Toronto, May 14, 2002 .... Hydro One Inc, today released its first quarter results, which show net income of $106 million for the first three months of the year.

Net income is according to plan and reflects the expected decrease of $28 million or 21% compared to the first quarter of 2001.

"The decrease in net income from a year ago is in line with our expectation and is a result of the rate mitigation plan that we introduced last year to help offset other energy cost pressures that our customers were facing," said Eleanor Clitheroe, President and CEO, Hydro One.

Following direction from the Minister of Energy to the Ontario Energy Board to put the customer first, Hydro One Networks limited its application for a distribution rate increase to 4.1 per cent in October, 2001 and 2.8 per cent in March, 2002. The rate mitigation plan will affect net income in fiscal 2002 and 2003, however, the phased in approach of the plan means that the 2002 first quarter results are the most negatively impacted.

Also contributing to the quarterly decline in net income was the rescheduling of various work programs, historically undertaken later in the year, to the first three months of 2002. This change reflects improved asset management practices, which have positioned the company to more effectively release and execute work, thereby leveling related expenditures throughout the year.

"Although net income is expected to be down this year, we have maintained stable financial ratios including debt capitalization and interest coverage," Clitheroe added. "We are confident that our financial fundamentals will remain sound going forward."

Overall, total revenue increased $206 million to $1,022 million, an increase of 25% over 2001. The largest share of the increase came from distribution revenue, which increased by $196 million or 39% to $701 million, reflecting a higher volume of sales because of the larger distribution customer base due to the acquisition of 88 local utilities and the recent rate increases. Transmission revenue was up $5 million to $309 million.

Total operations, maintenance and administration costs increased by $9 million or five per cent to $180 million, primarily reflecting additional costs associated with the company's competitive retail subsidiary, Ontario Hydro Energy (OHE). On April 30, 2002, Hydro One concluded an agreement to sell OHE's electricity, natural gas and water heater customer contracts and rental agreements to Union Energy Inc., a wholly-owned subsidiary of EPCOR Utilities Inc. The agreement reaffirms Hydro One's focus on its core wires business and ends any commodity risk for the company.


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Other first quarter highlights include:

- Hydro One successfully reached a one-year labour agreement with its largest union, the Power Workers' Union that represents 2,800 regular employees.

- The Ontario Energy Board approved Hydro One's purchase of Thessalon Hydro, the 89th local distribution company acquired since 1999.

- On March 1, 2002, as a result of an agreement with Cap Gemini, Ernst & Young, Hydro One transferred 900 employees to Inergi LP, a wholly-owned subsidiary of CGE&Y Canada. Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a 10-year period.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. Its objective is to be one of the top electricity delivery companies in North America through a strategic focus on its core wires business.

CONSOLIDATED FINANCIAL HIGHLIGHTS				
Three months ended March 31(Canadian dollars in millions)	**2002**	**2001**	**$ Change**	**% Change**
Revenues	1,022	816	206	25
Purchased power	496	263	233	89
Operating costs	271	255	16	6
Net income	106	134	(28)	(21)
Operating cash flow	194	218	(24)	(11)
STATISTICS				
Transmission - units transmitted (*TWh*)	38.2	38.8	(0.6)	(2)
Distribution - units distributed (*Twh*)	7.0	5.4	1.6	30

- 30 -

For further information, please contact:

Terry Young
(416) 345-6072

Investor Relations
(416) 345-6136

hydro One

HYDRO ONE INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages are made by comparison of the three months ended March 31, 2002 to the three months ended March 31, 2001.

Revenues

Transmission revenues increased by $5 million, or 2%, to $309 million as a result of transmission load growth in accordance with the revenue allocation agreement.

Distribution revenues increased by $196 million, or 39%, to $701 million. Distribution revenues increased by $124 million on sales volume, comprised of an increase of $143 million attributable to the acquisitions of local distribution companies and a decrease due to a reduction in demand of $19 million from the original customer base. The remaining increase of $72 million primarily reflects the rate increases related to the wholesale cost of power, including the second phased increase in customer rates of 2.8%, effective March 1, 2002.

Other revenue increased by $5 million to $12 million as a result of increased sales of ancillary residential services by our subsidiary, Ontario Hydro Energy Inc. (Ontario Hydro Energy).

Purchased Power

Purchased power costs increased by $233 million, or 89%, to $496 million. Purchased power costs increased by $121 million on volume, comprised of an increase of $131 million attributable to the acquisitions of local distribution companies and a decrease due to a reduction in demand of $10 million from the original customer base. The remaining increase of $112 million reflects the regulations passed by the Province of Ontario (the Province) during 2001 which effected two increases in the wholesale cost of power.

Operation, Maintenance and Administration

Total operation, maintenance and administration costs increased by $9 million, or 5%, to $180 million, due to the factors discussed below.

Transmission. Transmission operation, maintenance and administration costs increased by $3 million, or 4%, to $78 million. Costs incurred to sustain our transmission system increased marginally due to the advancement of some stations and line work to the first quarter. We also incurred marginally higher costs to facilitate the amalgamation of the 8 remaining operating centres, through which we expect to improve operating performance and efficiency in future years.

Distribution. Distribution operation, maintenance and administration costs declined by $8 million, or 10%, to $76 million. A $9 million reduction in operations and infrastructure support costs was partially offset by a marginal increase in costs to sustain our distribution system. Marginally higher costs to sustain our remote system and the incremental costs associated with Hydro One Brampton Inc., which we acquired on July 31, 2001, were mitigated by lower costs to sustain our traditional service territory and the territories of the small local distribution companies that we acquired.

Other. Other operation, maintenance and administration costs increased by $14 million to $26 million. This increase primarily pertains to the residential operations of Ontario Hydro Energy, including incremental customer acquisition costs and costs in preparation of the opening of the electricity market. Substantially all of the assets pertaining to the competitive retail operations of this subsidiary were sold effective April 30, 2002. See Note 7 to the Consolidated Financial Statements.

Depreciation and Amortization

Depreciation and amortization expense increased by $7 million, or 8%, to $91 million. This increase reflects higher depreciation expense from the acquisitions of local distribution companies as well as our expanded capital expenditure program.


hydro One

Financing Charges

Financing charges increased by $3 million, or 3% to $89 million. This increase principally reflects higher average levels of debt, partially offset by lower interest rates incurred on the debt outstanding.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes declined by $18 million, or 23%, to $60 million. This reduction primarily reflects lower levels of income and a reduction in the statutory tax rate from 42.12% to 38.62%, partially offset by lower available tax deductions, primarily related to capital cost allowance.

Net Income

As a result of the above factors, net income declined by $28 million, or 21%, to $106 million. Net income after dividends on our preferred shares was $102 million for the three months ended March 31, 2002 compared to $130 million for the comparative period. The reduction in net income, before and after dividends on our preferred shares, primarily reflects the phasing in of the October 1, 2001 increase in the wholesale cost of power to our distribution business into customer rates over the period to March 31, 2003. This rate mitigation has more of an impact on our first quarter results, than it will on subsequent quarters. Results for 2002 will reflect 10 months of the second phase increase in customer rates, effective March 1, 2002 and results for the fourth quarter of 2001 included the impact of the first phased increase in customer rates as well as the increase in the wholesale cost of power, effective October 1, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include capital expenditures, servicing and repayment of our debt, payments related to our outsourcing arrangements, acquisitions and other investing activities, and dividends.

On March 28, 2002 we filed a preliminary prospectus in Canada and a registration statement on Form F-1 in the United States in contemplation of the sale of our outstanding common shares by the Province (the Offering). Immediately prior to the completion of the Offering, the Province will subscribe for $290 million of our common shares at the initial public offering price, the proceeds of which will be used to fund our ongoing obligations. These additional common shares will also be offered for sale by the Province as part of the Offering. In connection with the offering, we will redeem our outstanding preferred shares held by the Province for an aggregate redemption amount of $323 million, together with accrued dividends, within 120 days of the closing of the Offering. We plan to finance this redemption through an offering of a new series of preferred shares. Prior to that offering, we may finance this redemption through borrowings under our credit facility or other resources. As a result of the Offering, we will also be required to make a payment in lieu of corporate taxes of $440 million to Ontario Electricity Financial Corporation (OEFC). We will not receive any proceeds from the Offering.

On April 19, 2002, the Ontario Superior Court ruled that the Province does not have the right to sell our outstanding common shares under the *Electricity Act, 1998*. On April 25, 2002, the Province announced that it will appeal the court ruling and seek to amend the legislation to allow the Offering to proceed.

Operating Activities

Funds from operations, after the payment of dividends, are not currently sufficient to fund our repayment of existing indebtedness and to meet our anticipated liquidity, maintenance and other capital resource requirements. As a result, we expect to incur significant amounts of debt.


hydroOne

Net cash generated from operations was $75 million for the three months ended March 31, 2002 compared with $243 million for the comparative period. The reduction of $168 million reflects lower operating cash flow and increased cash requirements to fund working capital, including those associated with wholesale power purchases and payments in lieu of corporate income taxes. In addition, we experienced higher levels of accounts receivable due to the increase in our customer base and the rate increases attributable to the wholesale cost of power.

Financing Activities

Cash from financing activities was $94 million for the three months ended March 31, 2002 compared with cash required for financing activities of $90 million for the comparative period.

Short-term liquidity is provided through funds from operations and our commercial paper program, under which we are authorized to issue up to $1 billion. During the first quarter of 2002, we had net issuances under this program of $110 million, which brings our outstanding commercial paper to $520 million, leaving approximately $480 million of short-term funds available under this program. During the first quarter of 2001, we had net commercial paper repayments of $30 million.

Long-term financing is provided by our access to the debt markets including our medium term note program established last June. We are authorized to issue up to $2.5 billion under this program, and based on an outstanding principal balance of $550 million, we have approximately $1.95 billion issuable under our medium term note program. We expect to issue medium term notes later in the year to pay down commercial paper. We believe that our credit ratings provide sufficient flexibility to access the debt capital markets. During the first quarter of 2001, we repaid $34 million of debt payable to OEFC.

Dividends paid amounted to $16 million during the first quarter of 2002 compared to $27 million during the first quarter of 2001. These amounts include preferred dividends of $4 million in each period and common dividends of $12 million and $23 million, respectively.

Investing Activities

Cash used for investing activities was $123 million for the three months ended March 31, 2002 compared to $107 million for the comparative period. While capital expenditures increased by $33 million to $116 million, no material acquisitions have occurred in 2002. For the three months ended March 31, 2001, we paid $22 million to acquire 12 local distribution companies.

Transmission. Capital expenditures for our transmission business were $48 million and $39 million for the first quarters of 2002 and 2001, respectively. Capital expenditures on transmission stations, lines, equipment and telecommunications refurbishment were $28 million and $26 million, respectively. Increased spending on transmission lines resulting from the advancement of some work to the first quarter and damage caused by the intensity of storms in February and March was partially offset by lower spending on stations. Capital expenditures incurred to expand our transmission system were $14 million and $7 million, respectively. The increase was primarily due to the capacity upgrading of a few of our transformer stations. Capital expenditures supporting transmission operations of $6 million was consistent with the comparative period.

Distribution. Capital expenditures for our distribution business were $60 million and $40 million for the first quarters of 2002 and 2001, respectively. Customer-demand-driven capital expenditures amounted to $22 million and $23 million, respectively. Capital expenditures to sustain our distribution asset base increased from $7 million to $28 million for the first quarter of 2002. As a result of damage caused by the intensity of storms in February and March and the acquisitions of local distribution companies, we incurred increased spending on our distribution stations and lines. Capital expenditures supporting distribution operations of $10 million in each period were primarily related to the preparation of our systems and processes for the opening of the electricity market (Open Access).

Other. Capital expenditures for our other businesses were $8 million and $4 million for the first quarters of 2002 and 2001, respectively. Increased systems development costs in support of Open Access were incurred by our energy services business.


hydro One

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations as well as other major commercial commitments.

		Due by Year			
(Canadian dollars in millions)	Total	2002	2003/2004	2005/2006	After 2006
Contractual Obligations:					
Short-term notes payable	520	520	-	-	-
Long-term debt	4,522	443	1,333	1,096	1,650
Operating lease commitments	66	19	28	13	6
Energy purchase contracts[1]	75	14	32	27	2
Inergi LP outsourcing agreement	1,050	108	230	212	500
Total contractual obligations	6,233	1,104	1,623	1,348	2,158
Other commercial commitments:					
Letters of credit[2]	158	108	50	-	-
Guarantees[1,2]	355	275	-	80	-
Total other commercial commitments	513	383	50	80	-

[1]As a result of the sale of substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy, effective April 30, 2002 we no longer have any obligations under the energy purchase contracts and have been released from our obligations under the related guarantees of $80 million.

[2]We currently have bank letters of credit of $108 million outstanding relating to retirement compensation agreements. We have also provided prudential support to the Independent Electricity Market Operator as required by market rules, using a combination of bank letters of credit of $50 million and parental guarantees of $275 million.

The above table does not include amounts payable as a result of the Offering, see "Liquidity and Capital Resources".

RECENT DEVELOPMENTS

Market Opening

As a further step in the restructuring of Ontario's electricity industry, the wholesale and retail electricity markets in Ontario opened to competition on May 1, 2002. Our operations responded successfully on May 1, 2002 as we had developed and tested the required systems, processes and communications over the last few years and participated in the market design tests sponsored by the Independent Electricity Market Operation (IMO), including the operational dry run throughout April 2002.

We do not expect Open Access to have a significant impact on our results of operations. We will continue to receive transmission and distribution tariffs that are based on projected consumption levels. However, demand will have a direct impact on our transmission tariff since it is now collected directly through our unbundled rates Previously, the annual transmission tariff was a fixed amount. For the purposes of fulfilling the electricity requirements of our standard supply customers, we now procure and settle purchases of electricity from the spot market administered by the IMO. As required under the market rules, we provided prudential support to the IMO through the issue of $50 million in bank letters of credit and parental guarantees of $275 million. Similarly, to mitigate our credit risk which arises from the requirement to procure wholesale electricity on behalf of competitive retailers and embedded distribution companies for resale to their customers, we have incorporated various security arrangements, including bank letters of credit into our services agreements with these retailers in accordance with the OEB's *Retail Settlements Code*.

Regulation

The wholesale cost of power to our distribution business was increased by 1.15 cents per kWh effective October 1, 2001 to align the rate that we pay for power with the rate paid by other large distributors. To mitigate the transition to this expected increase in the cost of electricity for our customers; we applied on January 19, 2001 for lower distribution revenues than we had originally requested, with this mitigation to be partially phased out over a three-year period. The OEB has approved, on an interim basis, the first two phases of our requested rate increases into our bundled rates: a 4% increase commencing



October 1, 2001; and a 2.8% increase commencing March 1, 2002. On March 26, 2002, the OEB approved, on an interim basis, the incorporation of the first two phases of our requested rate increases into the unbundled rates as well as the recovery of approximately $8 million toward costs incurred to align our business systems and practices with the requirements of the future competitive electricity market, commonly referred to as Market Ready costs. Our unbundled rates came into effect on May 1, 2002. Our distribution rates, including the third phased increase, will be finalized through the OEB's decision regarding our application, which is now pending. The process and timing for the approval of the remaining Market Ready costs, which are estimated to be $110 million, has not been established, although we expect the recovery of these transitional costs to be over a period of years.

Sale of Ontario Hydro Energy

Effective April 30, 2002, we sold substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy and will record a gain of $2 million. As a result of this transaction, we have eliminated our exposure to the inherent commodity price and volume risk associated with this business.

Union Negotiations

On March 1, 2002, we reached our third consecutive two-party tentative settlement, without the need for mediation or arbitration, with the PWU for the renewal collective agreement covering April 1, 2002 to March 31, 2003. The agreement was ratified on March 28, 2002. The new collective agreement includes improved flexibility for temporary work headquarters.

FINANCIAL HIGHLIGHTS AND OPERATING STATISTICS

Three months ended March 31 (Canadian dollars in millions) (except as otherwise noted)	2002	2001
Revenues	1,022	816
Purchased power	496	263
Operating income	255	298
Net income	106	134
Operating cash flow	194	218
Capital expenditures[1]	116	83
Earnings per common share *(Canadian dollars)*	1,015	1,297
Earnings coverage ratio[2]	2.40	2.53
Net asset coverage on long-term debt[3]	1.90	1.93
Transmission - units transmitted *(TWh)*	38.2	38.8
Distribution - units distributed *(TWh)*	7.0	5.4

[1]Capital expenditures exclude $19 million in 2001 associated with acquisitions of local distribution companies.

[2]The earnings coverage ratio has been presented for the twelve months ended March 31, 2002 and December 31, 2001, respectively and has been calculated as the sum of net income, gross interest expense (which excludes capitalized interest) and provision for payments in lieu of corporate income taxes divided by the sum of gross interest plus cumulative preferred dividends.

[3]The net asset coverage on long-term debt ratio is calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt including current portion and is presented as at March 31, 2002 and March 31, 2001.

FORWARD LOOKING STATEMENTS AND INFORMATION

We have included forward-looking statements in this report that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.



HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

Three months ended March 31 (Canadian dollars in millions)	**2002**	**2001**
Revenues		
Transmission	309	304
Distribution	701	505
Other	12	7
	1,022	816
Costs		
Purchased power	496	263
Operation, maintenance and administration	180	171
Depreciation and amortization	91	84
	767	518
Income before financing charges and provision for payments in lieu of corporate income taxes	255	298
Financing charges	89	86
Income before provision for payments in lieu of corporate income taxes	166	212
Provision for payments in lieu of corporate income taxes	60	78
Net income	106	134
Basic and fully diluted earnings per common share *(Canadian dollars) (Note 2)*	1,015	1,297

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

Three months ended March 31 (Canadian dollars in millions)	**2002**	**2001**
Retained earnings, beginning of period	357	241
Net income	106	134
Dividends	(16)	(27)
Retained earnings, end of period	447	348

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
CONSOLIDATED BALANCE SHEETS

(Canadian dollars in millions)	March 31, 2002	December 31, 2001
	(unaudited)	
Assets		
Current assets		
Cash and cash equivalents	22	-
Accounts receivable (net of allowance for doubtful accounts)	562	538
Materials and supplies	57	56
	641	594
Fixed assets		
Fixed assets in service	13,408	13,335
Less: accumulated depreciation	4,664	4,581
	8,744	8,754
Construction in progress	392	349
	9,136	9,103
Other long-term assets		
Deferred pension asset	819	847
Regulatory assets	512	519
Goodwill *(Notes 4 and 5)*	133	133
Long-term accounts receivable and other assets	26	22
Deferred debt costs	13	13
	1,503	1,534
Total assets	11,280	11,231
Liabilities		
Current liabilities		
Bank indebtedness	-	24
Accounts payable and accrued charges	516	691
Accrued interest	127	57
Short-term notes payable	520	410
Long-term debt payable within one year	443	443
	1,606	1,625
Long-term debt	4,079	4,079
Other long-term liabilities		
Regulatory liability	819	847
Employee future benefits other than pension	524	510
Environmental liabilities	153	158
Long-term accounts payable and accrued charges	15	18
	1,511	1,533
Total liabilities	7,196	7,237
Shareholder's equity *(Note 2)*		
Preferred shares (authorized: unlimited; issued: 12,920,000)	323	323
Common shares (authorized: unlimited; issued: 100,000)	3,314	3,314
Retained earnings	447	357
Total shareholder's equity	4,084	3,994
Total liabilities and shareholder's equity	11,280	11,231

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

Three months ended March 31 (Canadian dollars in millions)	**2002**	**2001**
Operating activities		
Net income	106	134
Adjustments for non-cash items:		
Depreciation and amortization (net of removal costs)	88	84
	194	218
Changes in non-cash balances related to operations	(119)	25
Net cash from operations	75	243
Financing activities		
Debt for long-term financing:		
Issued	-	-
Retired	-	(34)
Debt for short-term financing	110	(30)
Deferred debt costs	-	1
Dividends paid	(16)	(27)
Net cash from (used in) financing activities	94	(90)
Investing activities		
Fixed assets	(116)	(83)
Acquisitions of local distribution companies	-	(22)
Other assets	(7)	(2)
Net cash used in investing activities	(123)	(107)
Net change in cash and cash equivalents	46	46
Cash and cash equivalents, beginning of period	(24)	(24)
Cash and cash equivalents, end of period	22	22

See accompanying notes to Consolidated Financial Statements.

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. BASIS OF PRESENTATION

The Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) which are presented herein have been prepared in accordance with the accounting policies described in the Consolidated Financial Statements for the years ended December 31, 2001 and December 31, 2000, except as described in Note 4, and should be read in conjunction with those financial statements.

In the opinion of management, the unauditied interim Consolidated Financial Statements reflect all of the adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at March 31, 2002 and the results of operations and cash flows for the three months ended March 31, 2002 and 2001.

2. SHARE CAPITAL

Initial Public Offering

On March 28, 2002 the Company filed a preliminary prospectus in Canada and a registration statement on Form F-1 in the United States in contemplation of the sale of its common shares by the Province (the Offering). The Company will not receive any proceeds from the Offering.

Dividends

During the three months ended March 31, 2002, preferred dividends in the amount of $4 million (2001 - $4 million) and common dividends in the amount of $12 million (2001 - $23 million) were declared.

Earnings per Share

Earnings per share is calculated as net income for the period, after cumulative preferred shares, divided by the weighted-average number of common shares outstanding during the period.

3. AGREEMENT WITH INERGI LP

Effective March 1, 2002, Cap Gemini Ernst & Young Canada began providing services to Hydro One through a new entity, Inergi LP (Inergi). In connection with this initiative, Hydro One will receive from Inergi a range of services including information technology, customer care, supply chain and certain human resources and finance services for a 10-year period. The initial service level price ranges between $90 million and $130 million per year, subject to external benchmarking every three years to ensure Hydro One is receiving a defined competitive and continuously improved price. In connection with this agreement, on March 1, 2002 the Company transferred approximately 900 employees to Inergi.

4. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, Hydro One adopted the Canadian Institute of Chartered Accountants' (CICA) Handbook Section 3062, *Goodwill and Other Intangible Assets*. Under this accounting standard, goodwill is not amortized. The carrying value of goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. In the event that goodwill may be impaired, an evaluation of recoverability is performed based on estimated fair value.

The transitional provisions of CICA Handbook Section 3062, as they pertain to Hydro One, require the testing of goodwill at the beginning of the period in which the accounting standard is fully adopted and the disclosure of net income for the comparative period, adjusted to exclude amortization expense related to goodwill that will no longer be amortized. The Company has determined that goodwill is not impaired. In addition, because most of the goodwill that was subject to amortization arose on the acquisitions of local distribution companies during the second quarter of 2001, there are no material adjustments to disclose. All of the goodwill is attributable to the distribution business segment.


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5. ACQUISITIONS OF LOCAL DISTRIBUTION COMPANIES

During the three months ended March 31, 2001, Hydro One acquired the assets of 12 small local distribution companies for net cash consideration of approximately $22 million. Net identifiable assets acquired amounted to approximately $17 million, representing assets of $21 million and liabilities of $4 million. Based on the allocation of the purchase price, the transactions resulted in goodwill of $5 million. These acquisitions have been attributed to the distribution business segment and have been accounted for by the purchase method with the acquired company's results of operations being included in the Consolidated Statement of Operations from the dates of acquisitions.

6. SEGMENTED REPORTING

Hydro One has three reportable segments:

I. The transmission business, which comprises the core business of providing transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;
II. The distribution business, which comprises the core business of delivering and selling electricity to customers; and
III. An "other" segment primarily consisting of energy services, telecom and head office.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Segment information on the above basis is as follows:

Three months ended March 31 (Canadian dollars in millions)	**2002**	**2001**
Transmission		
Revenues	309	304
Operation, maintenance and administration	78	75
Depreciation and amortization	53	51
Segment profit before financing charges	178	178
Distribution		
Revenues	701	505
Purchased power	496	262
Operation, maintenance and administration	76	84
Depreciation and amortization	36	32
Segment profit before financing charges	93	127
Other		
Revenues	12	7
Operation, maintenance and administration	26	12
Purchased power	-	1
Depreciation and amortization	2	1
Segment loss before financing charges	(16)	(7)
Capital expenditures		
Transmission	48	39
Distribution	60	59
Other	8	4
	116	102



(Canadian dollars in millions)	March 31, 2002	December 31, 2001
Total assets		
Transmission	6,629	6,693
Distribution	4,496	4,416
Other	155	122
	11,280	11,231

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

7. SUBSEQUENT EVENT

Effective April 30, 2002, the Company sold substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy Inc. (Ontario Hydro Energy), a wholly owned subsidiary, for net proceeds of approximately $50 million. The sale resulted in a gain of $2 million before provision for payments in lieu of corporate income taxes. Because the transaction includes the retail energy contracts, the financial electricity swap agreements and gas supply contracts, Hydro One has eliminated its exposure to the inherent commodity price and volume risks associated with the competitive retail energy business.

8. COMPARATIVE FIGURES

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2002 Consolidated Financial Statements.

9. RECONCILIATION TO U.S. GAAP

The Consolidated Financial Statements of Hydro One have been prepared in accordance with Canadian GAAP, which conforms in most respects to U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, certain of the Company's accounting policies differ from those that would be followed by enterprises operating in a non-rate-regulated environment.

The material differences between Canadian GAAP, as used in the preparation of these Consolidated Financial Statements, and U.S. GAAP, are summarized below.

Consolidated Balance Sheets

(Canadian dollars in millions)	March 31, 2002	December 31, 2001
Assets: increase		
Fixed assets in service (a),(b)	19	19
Regulatory assets – deferred tax (c)	129	118
Liabilities: (increase) decrease		
Accounts payable and accrued charges (b)	8	8
Employee future benefits other than pension (a)	(2)	(2)
Deferred tax liability (c)	(129)	(118)
	25	25


hydroOne

HYDRO ONE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

(a) Employee Future Benefits Other than Pension

Under U.S. GAAP, actuarial gains or losses are immediately recognized in results of operations. Under Canadian GAAP, such amounts can be deferred and amortized over the average remaining service period of active employees. The cumulative effect on the balance sheet due to the immediate recognition of the actuarial gain or loss resulting from a change in the current market settlement rate at year end would be to increase fixed assets and the liability for employee future benefits other than pension by $2 million. There would not be an impact on the results of operations for the three months ended March 31, 2002 and 2001 from this difference between Canadian and U.S. GAAP.

(b) Corporate Write-offs

In 1997, Ontario Hydro recorded a $33 million expense related to the future disposal of certain field operation centres, consisting of a $25 million write-down of fixed assets and a $8 million provision for non-discretionary post-occupancy costs. Under U.S. GAAP, the fixed assets would have remained on the balance sheet as assets held for future use and would have continued to be depreciated at $2 million per year. In addition, the provision for non-discretionary post-occupancy costs would not have been recorded.

(c) Deferred Income Taxes

For a rate-regulated enterprise, U.S. GAAP requires the reporting and display of deferred income tax liabilities and assets on the balance sheet. To the extent that the deferred income taxes are expected to be included in the approved rates charged to customers in the future, the Company would record a regulatory asset. The amount of deferred taxes reported for U.S. GAAP has been determined on the basis of enacted income tax rates, rather than substantially enacted income tax rates as required under Canadian GAAP.

(d) Sale of Ontario Hydro Energy Inc.

In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the results of Ontario Hydro Energy would have been classified as "discontinued operations" under U.S. GAAP commencing with the first quarter of 2002 and assets of $42 million would have been classified as "assets held for sale" on the Consolidated Balance Sheet. The results of operations of Ontario Hydro Energy for the three months ended March 31, 2002 and March 31, 2001 would have been separately presented on the Consolidated Statements of Operations, net of provision for payments in lieu of corporate income taxes. Ontario Hydro Energy incurred a net loss of $7 million and $2 million for the three months ended March 31, 2002 and March 31, 2001, respectively.

(e) Derivative Instruments and Hedging Activities

The Company's interest rate and electricity swap contracts are derivative financial instruments as defined in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The interest rate swaps would be accounted for under SFAS No. 133 as cash flow hedges of forecast borrowings. To the extent the swap contracts are effective hedges, changes in fair value would be reported in other comprehensive income (OCI) and transferred to results of operations when interest on the hedged borrowings is recognized. In addition, premiums or discounts recorded when Hydro One terminates hedges related to future borrowing requirements, would be reported in OCI and transferred to results of operations when interest on the hedged borrowings is recognized. The fair value of the interest rate swaps as at March 31, 2002 and December 31, 2001 was $nil and the premium received in 2001 of $2.2 million was immaterial and, therefore, there would be no material effect on the results of operations or financial position as a result of applying SFAS No. 133.

Under SFAS No.133, the electricity swaps would be reported at fair value in the Consolidated Balance Sheet. They would be accounted for as cash flow hedges of forecasted spot purchases of electricity required to satisfy the Company's retail sales contracts. To the extent the swap contracts are effective hedges, changes in fair value would be reported in OCI and transferred to results of operations when the hedged purchases are recognized. The fair value of the electricity swaps as at March 31, 2002 and December 31, 2001 was immaterial and, therefore, there would be no material effect on the results of operations or financial position as a result of applying SFAS No. 133. As a result of the sale of substantially all of the assets pertaining to the competitive retail operations of Ontario Hydro Energy, effective April 30, 2002 we no longer have any electricity customer or swap contracts (See Note 7).


hydroOne